SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No. ------------)



      			Lexmark International
-----------------------------------------------------------------------
                         (Name of Issuer)



                               Common
-----------------------------------------------------------------------
                     (Title of Class of Securities)



                              529771107
-----------------------------------------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Lexmark International
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES

	One Lexmark Centre Drive
	Lexington, KY  40550
Item 2(a)	NAME OF PERSON FILING
	Davis Selected Advisers, L.P. for
	Abar Foundation
	American Saw
	Atlanta Gas & Light Company
	Atmos Energy
	Bowne & Co.
	Central & Southwest Systems Pension Plan
	Catholic Mutual Relief Society of American
		Retirement Plan
	Davis Ptrns Fnd
	Detroit Laborers
	Davis Financial Fund
	Davis Growth & Income Fund
	Davis Growth Opportunity Fund
	Davis New York Venture Fund
	Davis Variable Financial Portfolio
	Davis Variable Value Portfolio
	Electrical Workers Annuity
	Electrical Workers Pension
	Eltech
	Emma Willard
	G Depreciation
	G Foundation
	Georgia
	Georgia Corp
	Gonzaga Univ
	Hathaway Brown
	Hoff Family Tr.
	Lewis & Roca
	Mass Mutual Portfolio
	Mass Mutual Variable
	Mattin A
	Mattin B
	Medcen
	Mennen Family Trust
	Methodist Home
	Milder CP
	Minn Retail
	Mt. Sinai
	Mutual Protect
	NASDRegulation
	NedsIsland
	NM Mutual
	NYC Superior
	Plumber & Pipefitters
	SunAmerica Venture Value
	Prudential SP
	Quadsan
	RL Polk
	Selected America Shares
	Sicav Davis Financial Fund
	Sicav Davis Value Fund
	SSB Large Cap V
	Stobie Creek
	SunAnerica Style Select
	SunAmerica Large Cap Value
	Suburban Prop
	SunLifeFin'l
	SunLifeValue
	Temple
	Union Dale
	Via Metropolitan
	Volvo
	New England Zenith
	Merrill Lynch Wrap
	Dean Witter Wrap
	Paine Webber Wrap
	Piper Jaffray Wrap
	SSB Wrap
	APL Wrap
	Prudential Wrap
	CICB Wrap
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	529771107
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		13,310,788	shares
	Abar Foundation						2,100
	American Saw						3,900
	Atlanta Gas & Light Company				13,400
	Atmos Energy						8,000
	Bowne & Co.							3,900
	Central & Southwest Systems Pension Plan		32,900
	Catholic Mutual Relief Society of American
		Retirement Plan					2,500
	Davis Ptrns Fnd						14,800
	Detroit Laborers						23,400
	Davis Financial Fund					524,000
	Davis Growth & Income Fund				30,200
	Davis Growth Opportunity Fund				113,000
	Davis New York Venture Fund				7,747,600
	Davis Variable Financial Portfolio			5,900
	Davis Variable Value Portfolio			43,100
	Electrical Workers Annuity				11,600
	Electrical Workers Pension				35,300
	Eltech							2,500
	Emma Willard						3,000
	G Depreciation						3,900
	G Foundation						1,650
	Georgia							6,100
	Georgia Corp						10,700
	Gonzaga Univ						6,100
	Hathaway Brown						3,900
	Hoff Family Tr.						3,300
	Lewis & Roca						1,600
	Mass Mutual Portfolio					100,200
	Mass Mutual Variable					6,200
	Mattin A							800
	Mattin B							800
	Medcen							1,800
	Mennen Family Trust					12,800
	Methodist Home						17,600
	Milder CP							4,200
	Minn Retail							26,300
	Mt. Sinai							10,900
	Mutual Protect						2,900
	NASDRegulation						8,100
	NedsIsland							6,900
	NM Mutual							3,500
	NYC Superior						7,500
	Plumber & Pipefitters					2,100
	SunAmerica Venture Value				969,300
	Prudential SP						4,300
	Quadsan							3,800
	RL Polk							3,200
	Selected America Shares					2,035,500
	Sicav Davis Financial Fund				6,800
	Sicav Davis Value Fund					135,500
	SSB Large Cap V						22,400
	Stobie Creek						8,500
	SunAnerica Style Select					17,900
	SunAmerica Large Cap Value				9,600
	Suburban Prop						6,100
	SunLifeFin'l						2,000
	SunLifeValue						4,500
	Temple							1,400
	Union Dale							3,100
	Via Metropolitan						3,400
	Volvo								5,100
	New England Zenith					326,300
	Merrill Lynch Wrap					24,245
	Dean Witter Wrap						218,186
	Paine Webber Wrap						153,105
	Piper Jaffray Wrap					1,060
	SSB Wrap							83,705
	APL Wrap							113,865
	Prudential Wrap						270,097
	CICB Wrap							6,875
	(b) Percent of class				16.33%
	Abar Foundation						0.00%
	American Saw						0.00%
	Atlanta Gas & Light Company				0.01%
	Atmos Energy						0.01%
	Bowne & Co.							0.00%
	Central & Southwest Systems Pension Plan		0.03%
	Catholic Mutual Relief Society of American
		Retirement Plan					0.00%
	Davis Ptrns Fnd						0.01%
	Detroit Laborers						0.02%
	Davis Financial Fund					0.41%
	Davis Growth & Income Fund				0.02%
	Davis Growth Opportunity Fund				0.09%
	Davis New York Venture Fund				6.09%
	Davis Variable Financial Portfolio			0.00%
	Davis Variable Value Portfolio			0.03%
	Electrical Workers Annuity				0.01%
	Electrical Workers Pension				0.03%
	Eltech							0.00%
	Emma Willard						0.00%
	G Depreciation						0.00%
	G Foundation						0.00%
	Georgia							0.00%
	Georgia Corp						0.01%
	Gonzaga Univ						0.00%
	Hathaway Brown						0.00%
	Hoff Family Tr.						0.00%
	Lewis & Roca						0.00%
	Mass Mutual Portfolio					0.08%
	Mass Mutual Variable					0.00%
	Mattin A							0.00%
	Mattin B							0.00%
	Medcen							0.00%
	Mennen Family Trust					0.01%
	Methodist Home						0.01%
	Milder CP							0.00%
	Minn Retail							0.02%
	Mt. Sinai							0.01%
	Mutual Protect						0.00%
	NASDRegulation						0.01%
	NedsIsland							0.01%
	NM Mutual							0.00%
	NYC Superior						0.01%
	Plumber & Pipefitters					0.00%
	SunAmerica Venture Value				0.76%
	Prudential SP						0.00%
	Quadsan							0.00%
	RL Polk							0.00%
	Selected America Shares				1.60%
	Sicav Davis Financial Fund				0.01%
	Sicav Davis Value Fund					0.11%
	SSB Large Cap V						0.02%
	Stobie Creek						0.01%
	SunAnerica Style Select					0.01%
	SunAmerica Large Cap Value				0.01%
	Suburban Prop						0.00%
	SunLifeFin'l						0.00%
	SunLifeValue						0.00%
	Temple							0.00%
	Union Dale							0.00%
	Via Metropolitan						0.00%
	Volvo								0.00%
	New England Zenith					0.26%
	Merrill Lynch Wrap					0.18%
	Dean Witter Wrap						1.64%
	Paine Webber Wrap						1.15%
	Piper Jaffray Wrap					0.01%
	SSB Wrap							0.63%
	APL Wrap							0.86%
	Prudential Wrap						2.03%
	CICB Wrap							0.05%
	(c) Number of shares as to which such person has:
	(i)   sole power to vote or to direct the vote
			Davis Selected Advisers,L.P.   13,310,788

	(ii)  shared power to vote to direct the vote
			N/A
	(iii) sole power to dispose or to direct  the disposition of
		      Davis Selected Advisers, L.P.	 13,310,788

	(iv) shared power to dispose or to direct the disposition of
			N/A
Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2001